UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8–K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): April 4, 2008 (April 3, 2008)

CRIMSON EXPLORATION INC.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-21644	20-3037840
(State or Other Jurisdiction of	(Commission	(IRS Employer
Incorporation)	File Number)	Identification No.)

717 Texas Avenue, Suite 2900, Houston, Texas 77002
(Address of Principal Executive Offices)

(713) 236-7400
(Registrant's telephone number, including area code)

_____

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 14d-2(b))

[] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On April 3, 2008, Crimson Exploration Inc. issued a press release announcing financial results for the fourth quarter and year ended December 31, 2007. The press release is included in this report as Exhibit 99.1.

The information contained in Exhibit 99.1 is incorporated herein by reference. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

Exhibit Number	Description
Exhibit 99.1	Press Release dated April 3, 2008 (furnished herewith)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

CRIMSON EXPLORATION, INC.

Date: April 4, 2008

By: /s/ E. Joseph Grady
E. Joseph Grady
Senior Vice President and
Chief Financial Officer

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Press Release dated April 3, 2008

Exhibit 99.1

Crimson Exploration Announces Fourth Quarter and Full Year 2007 Financial Results
HOUSTON, April 3, 2008 (BUSINESS WIRE) -- Crimson Exploration Inc. (OTCBB:CXPO) today announced financial results for the fourth quarter and full year 2007.

Highlights

- Year-end proved reserves increased by 181%, to 130.2 Bcfe from 46.4 Bcfe

- Proved developed reserves increased 141% to 97.7 Bcfe

- Total annual production increased 389% to 13.2 Bcfe

- Daily production for the fourth quarter of 2007 averaged 51,887, up 557% over the prior year quarter

- Fourth quarter 2007 EBITDAX of $25.9 million, compared to $1.9 million in the prior year fourth quarter

Summary Financial Results

The Company reported a loss before income taxes for the fourth quarter of 2007 of $15.2 million compared to a loss before income taxes of $3.5 million for the fourth quarter of 2006. The loss before income taxes for the full year 2007 was $0.8 million compared to income of $3.3 million for 2006. Negatively impacting the fourth quarter results for 2007 was a $17.9 million non-cash charge related to the mark-to-market exposure on our commodity price and interest rate hedge instruments. Recorded in the fourth quarter 2006 was a $0.5 million non-cash benefit related to the mark-to-market requirement. Exclusive of the effects of the mark-to-market exposure/benefit, income before taxes for the fourth quarter of 2007 would have been $2.8 million, compared to a loss before taxes of $3.9 million in 2006. For the years 2007 and 2006, exclusive of the $18.2 million non-cash charge in 2007 and the $6.1 million benefit in 2006, full year income before taxes would have been $17.3 million in 2007, compared to a loss before taxes of $2.8 million in 2006. Net loss for the fourth quarter of 2007 of $9.3 million compared to a net loss of $2.3 million for the fourth quarter of 2006. The net loss for the full year 2007 was $0.4 million compared to net income of $1.9 million for 2006.

Net cash flow from operations for the fourth quarter of 2007, which consists of net cash, provided by operating activities plus the period change in certain working capital and other cash flow items was $19.3 million, a $17.6 million increase over the $1.7 million reported for the 2006 quarter. Net cash flow from operations for the year 2007, was $58.8 million, a $50.3 million increase over the $8.5 million reported for 2006. The increase in cash flow is attributable to the South Texas and Gulf Coast producing assets acquired in May 2007 ("STGC Acquisition"), offset in part by increased interest expense and general and administrative costs related to the increase in debt and infrastructure growth after the acquisition. EBITDAX, earnings before interest, taxes, depreciation, amortization, exploration and non-cash stock compensation (SFAS 123R) expense was $25.9 million and $76.0 million for the fourth quarter and year 2007, respectively, compared to $1.9 million and $9.0 million for the quarter and year 2006, respectively.

Revenues for the fourth quarter of 2007 were $40.3 million compared to revenue of $5.7 million in the prior year quarter, an approximate 607% increase. For the year 2007, revenues were $109.5 million, up 405% from $21.7 million in 2006. The increase in net revenues for the 2007 quarter and year was due to the effect of the STGC Acquisition in May 2007 and higher oil and gas prices, as discussed below.

Production for the fourth quarter of 2007 was 4,773,603 Mcfe of natural gas equivalents, or 51,887 Mcfe per day, compared with production of 726,516 mcfe, or 7,897 per mcfe day, in the 2006 quarter. Production for the year 2007 was 13,236,403 Mcfe of natural gas equivalents, or 36,264 Mcfe per day, compared with production in 2006 of 2,651,709 Mcfe, or 7,265 Mcfe per day, an increase of roughly 399%. The dramatic increase in production for the quarter and year is attributable to the STGC Acquisition.

Average realized prices in the fourth quarter of 2007 (including the effects of realized gains/losses on our commodity price hedges) were $69.41, $7.28, $55.19 and $8.42 per barrel, Mcf, barrel and Mcfe, respectively for oil, natural gas, natural gas liquids and natural gas equivalents. For the fourth quarter of 2006, average realized prices were $56.71, $6.56 and $7.71 per barrel, Mcf and Mcfe, respectively for oil, natural gas, and natural gas equivalents. Average realized prices for the year 2007 were $66.09, $7.48, $49.92 and $8.25 per barrel, Mcf, barrel and Mcfe, respectively for oil, natural gas, natural gas liquids and natural gas equivalents. For the 2006 year, average realized prices were $59.00, $6.85 and $8.10 per barrel, Mcf and Mcfe, respectively for oil, natural gas, and natural gas equivalents. No natural gas liquids were sold in 2006.

Lease operating expenses for the fourth quarter of 2007 were $10.1 million compared to $2.0 million in the prior year quarter, primarily due to the addition of the STGC Acquisition. For the year 2007, lease operating expenses were $23.7 million versus $7.5 million in 2006. On a per Mcfe produced basis, lease operating expenses were $2.13 and $1.79 per Mcfe for the fourth quarter and year 2007, respectively, compared to $2.74 and $2.84 per Mcfe for the fourth quarter and year 2006, respectively. Exploration expenses were $1.6 million for the fourth quarter of 2007 compared to $0.2 million for the prior year quarter. For the year 2007, exploration expenses were $3.1 million compared to $0.5 million in 2006. Of the $3.1 million in 2007, G&G costs made up $1.4 million, while dry hole and abandoned property costs accounted for an additional $1.4 million. DD&A expense for the fourth quarter of 2007 was $9.7 million, or $2.03 per mcfe, compared to $1.2 million, or $1.72 per mcfe, in the prior year quarter. For the year 2007, DD&A expense was $30.4 million, or $2.29 per mcfe, compared to $4.0 million, or $1.49 per mcfe, in 2006. We recorded non-cash asset impairment charges of $4.4 million and $3.1 million in the fourth quarters of 2007 and 2006 respectively, related to year end reserve revisions on certain marginal properties.

General and administrative expense in the fourth quarter of 2007 was $5.8 million, or $1.21 per mcfe, compared to $2.7 million, or $3.76 per mcfe, in the prior year quarter. For the year 2007, G&A expense was $14.5 million versus $8.7 million in 2006. The increase for the quarter and year was primarily due to higher personnel costs, information technology costs, professional fees and office rent incurred in expanding our infrastructure after the STGC Acquisition. On a per unit basis, G&A expense decreased to $1.10 per mcfe in 2007 from $3.29 per mcfe in 2006, due to the incremental volumes from the STGC Acquisition. Cash general and administrative expenses for 2007, exclusive of the non-cash stock option expense recognized pursuant to SFAS 123R, were $0.97 and $0.78 per mcfe for the fourth quarter and year, respectively.

Other income (expense) was a net charge of $23.8 million for the fourth quarter of 2007 compared to a net benefit of approximately $0.4 million in the prior year quarter. For the year 2007, other income (expense) was a net charge of $34.5 million compared to a net benefit of $5.7 million in 2006. The major factors causing the increases in the quarterly and year-over-year amounts were increased interest expense of $14.9 million in 2007, compared to $0.1 million in 2006, due to the higher outstanding balances on our credit facilities related to the STGC Acquisition acquisition, and a non-cash charge of $18.2 million in 2007 ($17.9 million in the fourth quarter) related to the unrealized loss on derivative instruments for the mark-to-market exposure under our commodity price hedging instruments and our interest rate swap, compared to a non-cash earnings benefit of $6.1 million in 2006.

Selected Financial and Operating Data

The following table reflects certain comparative financial and operating data for the three and twelve month periods ending December 31, 2007 and 2006:

	Three Months Ended December 31,			Twelve Months Ended December 31,		
	2007	2006	%	2007	2006	%
Total Volumes Sold:						
Crude oil (barrels)	147,747	48,239	206%	408,864	184,881	121%
Natural gas (Mcf)	3,034,929	437,082	594%	9,067,777	1,542,423	488%
Natural gas liquids (barrels)	142,032	—	na	285,907	—	na
Natural gas equivalents (Mcfe)	4,773,603	726,516	557%	13,236,403	2,651,709	399%
Daily Sales Volumes:						
Crude oil (barrels)	1,606	524	206%	1,120	507	120%
Natural gas (Mcf)	32,988	4,751	594%	24,843	4,226	486%
Natural gas liquids (barrels)	1,544	—	na	783	—	na
Natural gas equivalents (Mcfe)	51,887	7,897	557%	36,264	7,265	398%
Daily Sales Volumes (Mcfe) by Area:						
LA Onshore	8,138	4,217	93%	6,286	3,708	69%
TX Onshore	29,654	2,864	935%	22,406	2,761	709%
Colorado	656	771	-15%	680	756	-10%
Other	38	45	-13%	41	40	3%
Non-Operated	13,401	—	na	6,851	—	na
	51,887	7,897	557%	36,264	7,265	398%
Average oil sales price ($ per bbl):						
Average price received in field	$ 86.75	$ 57.39	51%	$ 74.38	$ 63.29	18%
Realized effects of hedging instruments	(17.34)	(0.68)	na	(8.29)	(4.29)	na
Net realized price, after hedging	$ 69.41	$ 56.71	22%	$ 66.09	$ 59.00	1%
Average basis differential (NYMEX – WTI)	$ (3.17)	$ (2.77)		(2.45)	(2.72)	
Average gas sales price ($ per Mcf):						
Average price received in field	$ 6.67	$ 6.24	7%	$ 6.78	$ 6.76	0%
Realized effects of hedging instruments	0.61	0.32	91%	0.70	0.09	678%
Net realized price, after hedging	$ 7.28	$ 6.56	11%	$ 7.48	$ 6.85	9%
Average basis differential (Houston Ship Channel)	$ 0.15	$ 0.37		$ 0.20	$ 0.33	
Average NGL sales price ($ per bbl):						
Average price received in field	$ 55.19	$ —		$ 49.92	$ —	
Realized effects of hedging instruments	—	—		—	—	
Net realized price, after hedging	$ 55.19	$ —		$ 49.92	$ —	
Selected Costs ($ per Mcfe):						
Lease operating expenses	$ 2.13	$ 2.74	-22%	$ 1.79	$ 2.84	30%
Depreciation and depletion expense	$ 2.03	$ 1.72	18%	$ 2.29	$ 1.49	21%
General and administrative expense	$ 1.21	$ 3.76	-60%	$ 1.10	$ 3.29	-67%
Interest	$ 1.16	$ 0.01	na	$ 1.13	$ 0.04	na
Net cash flow from operations	$19,260,203	1,661,269	975%	$ 58,793,679	$ 8,478,939	577%
EBITDAX	$25,886,329	$1,936,436	1,237%	$ 76,003,682	$ 9,045,117	740%
Capital expenditures						
Property acquisition - proved	$(1,306,161)	$ —		$ 225,242,515	$ —	
Property acquisition - unproved	—	—		28,584,129	—	
Exploratory	16,854,642	7,613,851		32,338,928	20,126,830	
Development	7,794,239	328,612		24,595,553	6,311,398	
Other	234,792	85,574		1,530,145	223,221	
	$23,577,512	$8,028,037		$ 312,291,270	$ 26,661,449	
Capital expenditures by Area						
LA Onshore	$ 6,424,785	$ 270,468		$ 17,684,288	$ 4,129,708	
TX Onshore	16,911,218	7,609,136		292,672,491	20,993,496	
Colorado	6,717	46,476		52,117	1,298,641	
Other	234,792	101,957		1,882,374	239,604	
	$23,577,512	$8,028,037		$ 312,291,270	$ 26,661,449	
Earnings per Common Share						
Basic	$ (2.02)	$ (0.97)		$ (1.13)	$ (0.55)	
Fully Diluted	$ (2.02)	$ (0.97)		$ (1.13)	$ (0.55)	


CRIMSON EXPLORATION INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)


		December 31,		
		2007		2006
ASSETS				
Total current assets	$	36,282,857	$	4,231,983
Net property and equipment		356,488,602		76,546,892
Total other assets		5,964,907		3,923,847
Total Assets	$	398,736,366	$	84,702,722
LIABILITIES AND STOCKHOLDERS' EQUITY				
Total current liabilities	$	48,680,537	$	10,932,155
Total non-current liabilities		280,402,748		12,444,784
Total stockholders' equity		69,653,081		61,325,783
Total Liabilities & Stockholders' Equity	$	398,736,366	$	84,702,722


CRIMSON EXPLORATION INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)


	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
OPERATING REVENUES				
Oil and gas sales	$ 40,180,880	$ 5,604,214	$ 109,161,613	$ 21,477,735
Operating overhead and other income	87,211	99,246	381,595	181,746
Total operating revenues	40,330,533	5,703,460	109,543,208	21,659,481
OPERATING EXPENSES				
Lease operating expenses	10,145,050	1,993,027	23,735,871	7,527,589
Exploration expenses	1,585,065	223,543	3,105,090	511,495
Depreciation, depletion and amortization	9,675,429	1,249,726	30,361,159	3,951,645
Impaired assets	4,362,186	3,141,944	4,362,186	3,149,980
Asset retirement obligations	189,132	182,345	504,653	245,327
General and administrative	5,770,524	2,735,303	14,541,780	8,729,674
(Gain) loss on sale of assets	(956)	2,456	(683,830)	2,456
Total operating expenses	31,726,430	9,528,344	75,926,909	24,118,166
INCOME (LOSS) FROM OPERATIONS	8,604,103	(3,824,884)	33,616,299	(2,458,685)
OTHER INCOME (EXPENSE)				
Interest expense	(5,524,159)	(8,972)	(14,949,358)	(108,961)
Other financing costs	(320,209)	(88,846)	(1,321,661)	(228,320)
Loss from equity in investments	—	—	—	(1,843)
Unrealized gain (loss) on derivative instruments	(17,927,582)	461,670	(18,186,158)	6,082,058
Total other income (expense)	(23,771,950)	363,852	(34,457,177)	5,742,934
INCOME (LOSS) BEFORE INCOME TAXES	(15,167,847)	(3,461,032)	(840,878)	3,284,249
INCOME TAX (EXPENSE) BENEFIT	5,890,717	1,138,266	410,361	(1,425,305)
NET INCOME (LOSS)	$ (9,277,130)	$ (2,322,766)	$ (430,517)	$ 1,858,944

Non-GAAP Financial Measures

Crimson also presents earnings before interest, taxes, depreciation, amortization and exploration expenses ("EBITDAX") and net cash flow from operations, which consists of net cash, provided by operating activities plus the period change in certain working capital and other cash flow items. Exploration expenses include geological and geophysical costs, lease rental costs and dry hole costs expensed under the successful efforts method of accounting, but capitalized under the alternative full cost accounting rules. Management uses these measures to assess the company's ability to generate cash to fund operations, exploration and development activities. Management interprets trends in these measures in a similar manner as trends in operations, cash flow and liquidity. Neither EBITDAX, nor net cash flows from operations, should be considered as alternatives to net income (loss), income from operations or net cash provided by operational activities as defined by GAAP. The following is a reconciliation of net cash provided by operating activities to net cash flow from operations and EBITDAX:

	Three Months Ended December 31,		Twelve Months Ended December 31,	
	2007	2006	2007	2006
Net cash provided by operating activities	$ 23,614,009	$ 5,590,135	$ 69,611,648	$14,287,532
Changes in working capital				
Accounts receivable	1,898,924	49,930	22,648,152	161,811
Prepaid expenses	(241,505)	(95,024)	5,566	(24,120)
Accounts payable and accrued expenses	(7,411,225)	(3,883,772)	(34,871,687)	(5,946,284)
Other	1,400,000	—	1,400,000	—
Net cash flow from operations	19,260,203	1,661,269	58,793,679	8,478,939
Interest expense and other financing	5,605,156	45,428	15,211,986	203,150
Exploration expenses	803,756	206,943	1,757,151	451,532
Other	217,214	22,796	240,866	(88,504)
EBITDAX	$ 25,886,329	$ 1,936,436	$ 76,003,682	$ 9,045,117

Year End Proved Reserves

Crimson's total proved reserves at December 31, 2007 are estimated at 130.2 billion cubic feet ("Bcf") of natural gas equivalents, consisting of approximately 2.9 million barrels of crude oil and 112.8 Bcfe of natural gas and natural gas liquids, as engineered by Netherland, Sewell and Associates, Inc., the Company's independent, third-party engineering firm. This compares to total proved reserves of 46.4 Bcfe at December 31, 2006. Approximately 78% of proved crude oil reserves, 75% of natural gas and natural gas liquids reserves, and 75% of natural gas equivalents were classified as proved developed at the end of 2007. The present value, using a 10% discount rate on the future net cash flows before income taxes, of the estimated total proved reserves at the end of 2007 is approximately $531 million, based on the December 31, 2007 West Texas Intermediate posted price of $92.50 per barrel for oil and natural gas liquids, and the posted Henry Hub spot market price of $6.795 per Mcf for natural gas, adjusted for average energy content, transportation fees and regional price differentials.

Guidance for 2008

The Company is providing the following guidance, on an annual basis for the calendar year 2008. Ranges for lease operating expenses and cash general and administrative expenses are based on the midpoint of production guidance.

Production	45,000 – 50,000 mcfe per day
Lease Operating Expenses, including production taxes	\$1.70 - \$1.85 per mcfe
Depletion, depreciation and amortization	\$2.40 - \$2.60 per mcfe
Cash general and administrative costs	\$0.70 - \$0.80 per mcfe
Oil price differentials, before effect of hedges	\$2.75 - \$3.00 per barrel below NYMEX-WTI
Gas price differentials, before effect of hedges	\$0.07 - \$0.15 per mcfe above Houston Ship Channel

Teleconference Call

Crimson management will hold a conference call to discuss the information described in this press release on Friday, April 4, 2008 at 9:30 a.m. CDT. Those interested in participating may do so by calling the following phone number: 877-856-1969, (International 719-325-4820) and entering the following participation code 9472555. A replay of the call will be available from Friday, April 4, 2008 at 12:30pm CDT through Friday, April 11, 2008 at 12:30pm CDT by dialing toll free 888-203-1112, (International 719-457-0820) and asking for replay ID code 9472555.

Crimson Exploration is an independent oil and gas company based in Houston, Texas, with producing assets primarily focused in South Texas, the Texas Gulf Coast and South Louisiana.

Additional information on Crimson Exploration Inc. is available on the Company's website at http://crimsonexploration.com.

This press release includes "forward-looking statements" as defined by the Securities and Exchange Commission ("SEC"). Such statements include those concerning Crimson's strategic plans, expectations and objectives for future operations. All statements included in this press release that address activities, events or developments that Crimson expects, believes or anticipates will or may occur in the future are forward-looking statements. These statements are based on certain assumptions Crimson made based on its experience and perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond Crimson's control. Statements regarding future production, revenue, costs and cash flow are subject to all of the risks and uncertainties normally incident to the exploration for and development and production of oil and gas. These risks include, but are not limited to, inflation or lack of availability of goods and services, environmental risks, drilling risks and regulatory changes and the potential lack of capital resources. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2007, for a further discussion of these risks.

SOURCE: Crimson Exploration Inc.

Crimson Exploration Inc., Houston
E. Joseph Grady, 713-236-7400